United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

Macquarie Bank Limited

ABN 46 008 583 542

No. 1 Martin Place	Telephone (61 2) 8232 3333	Treasury 8232 3600 Facsimile 8232 4227
Sydney NSW 2000	Facsimile (61 2) 8232 7780	Foreign Exchange 8232 3666 Facsimile 8232 3019
GPO Box 4294	Internet http://www.macquarie.com.au	Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Sydney NSW 1164	DX 10287 SSE	Futures 8232 7580 Facsimile 8232 4412
	SWIFT MACQAU2S	Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

7 January 2009

The President	Mr. Gordon Chambers
Minera Andes Inc.	Lawson Lundell LLP
111 East Mangesium Road	1600-925 West Georgia St
Suite A	Vancouver, BC V6C 3L2	MACQUARIE
Spokane, WA 99208	CANADA	BANK
UNITED STATES OF AMERICA

Dear Sirs

RE: MINERA ANDES INC. – SECOND AMENDED AND RESTATED

CREDIT AGREEMENT

We refer to the Second Amended and Restated Credit Agreement dated for reference 22 October 2007 between Minera Andes Inc (“MAI”) and Macquarie Bank Limited (“Macquarie”), as amended from time to time (“Credit Agreement”).

We note that the clause reference in clause 6.2(2)(a) of the Credit Agreement is incorrect.  In order to rectify the inadvertent error, MAI and Macquarie agree to replace clause 6.2(2)(a) of the Credit Agreement with the following:

“Financial Indebtedness secured by the Liens described in section 1.1(50)(c), and only (for the Obligors in the aggregate) to the extent therein permitted.”

Upon acceptance by execution in the manner provided herein, the parties agree that this letter agreement will be a Credit Facility Document for the purposes of the Credit Agreement.

Yours faithfully

/s/ Richard Crookes	/s/ Robert McRobbie
Richard Crookes	Robert McRobbie
Executive Director	Division Director
Metals and Energy Capital Division	Legal Risk Management Division

Macquarie Bank Limited	2

ACCEPTANCE OF TERMS

Minera Andes Inc. acknowledges, accepts and agrees to the terms contained herein.

Signed by

MINERA ANDES INC.

by its authorised signatories:

/s/ Allen V. Ambrose	/s/ Henry A John
Authorised Signatory	Authorised Signatory

Allen V. Ambrose	Henry A John
Name (please print)	Name (please print)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  January 29, 2009